ALGOMA STEEL INC.
2003 FIRST QUARTER REPORT TO SHAREHOLDERS (UNAUDITED)
for the period ended March 31, 2003

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion and analysis should be read in conjunction with Management's Discussion and Analysis section of the Company's 2002 Annual Report and the interim financial statements and notes contained in this report. This discussion of the Company's business may include forward-looking information with respect to the Company, including its business and operations and strategies, as well as financial performance and conditions. The use of forward-looking words such as, "may," "will," "expect" or similar variations generally identify such statements. Although management believes that expectations reflected in forward-looking statements are reasonable, such statements involve risks and uncertainties including the factors discussed in the Management's Discussion and Analysis section of the Company's 2002 Annual Report.

Financial and Operating Results

Net income for the three months ended March 31, 2003 was $12.5 million, a significant improvement over the net loss of $30.5 million incurred for the three months ended March 31, 2002. The quarter over quarter improvement primarily results from higher selling prices, lower interest expense, a $13.6 million foreign exchange gain due to the strengthening Canadian dollar and the recognition of a $4.3 million electric power rebate attributable to the period May 2002 to January 2003.

Revenue was $298.8 million for the three months ended March 31, 2003 based on average revenue per ton of $529 compared with revenue of $241.9 million and average revenue per ton of $445 for the three months ended March 31, 2002. The revenue per ton improvement is due to industry price increases in 2002. The higher revenue also results from a 4% increase in steel shipments with shipments of 565,000 tons for the three months ended March 31, 2003 compared to 544,000 tons for the three months ended March 31, 2002.

Cost of sales increased to $265.2 million for the three months ended March 31, 2003 from $225.4 million for the three months ended March 31, 2002 due to higher shipments and operating costs. Unit operating costs were higher in the quarter at $469 per ton versus $414 per ton in the first quarter 2002 due to higher energy and labour costs.

First quarter 2003 EBITDA of $21.8 million improved by $13.9 million over the first quarter of 2002 primarily as a result of higher average revenue per ton offset by an increase in unit operating costs and administrative and selling expenses.

Operating income for the three months ended March 31, 2003 was $7.3 million, an improvement of $14.8 million over the $7.5 million operating loss reported for the three months ended March 31, 2002.

Financial income for the three months ended March 31, 2003 was $5.8 million compared to a financial expense of $12.3 million for the three months ended March 31, 2002. A stronger Canadian dollar in the first quarter of 2003 resulted in a foreign exchange gain of $13.6 million versus a foreign exchange gain of $1.4 million in the first quarter of 2002. Interest expense totaled $7.8 million in the first quarter of 2003 versus $13.7 million in the first quarter of 2002 due to higher pre-restructuring interest expense in the month of January 2002.

Financial Resources and Liquidity

Cash provided by operating activities was $42.0 million for the three months ended March 31, 2003 that includes $23.0 million from a reduction in operating working capital. The significant components of the change in operating working capital included a decline in inventories of $33.7 million in the quarter, primarily raw materials, offset by a $15.0 million and $8.3 million increase in accounts receivable and prepaid expenses, respectively. An increase of $10.4 million in accounts payable also contributed to the reduction in operating working capital.

Capital expenditures for the three months ended March 31, 2003 of $6.2 million compared to expenditures of $3.2 million for the three months ended March 31, 2002.

Financing activities for the three months ended March 31, 2003 included a scheduled $10 million repayment of the term loan. Borrowings under the bank facility decreased $25.8 million for the three months ended March 31, 2003 due primarily to the reduction in working capital.

Unused availability under the revolving credit facility at March 31, 2003 was $58 million compared to $68 million of unused availability at December 31, 2002. The revolving credit facility matures on December 30, 2003 and provides financing equal to the lesser of $180 million and a borrowing base determined by the agreement.

TRADE

The Government of Canada has not yet announced the implementation of a remedy relating to the Canadian Steel Safeguard investigation. The Canadian International Trade Tribunal (CITT) in mid-August 2002 announced its remedy recommendations relating to five products that were earlier found to be injuring the Canadian industry. Tariff Rate Quotas were recommended for two of the product categories (discrete plate and cold rolled sheet) produced by Algoma. The CITT did not make a finding of injury for the Company's principal product, hot rolled sheet. The industry is awaiting an announcement by the Government of Canada regarding the implementation of a remedy.

The Company is carefully monitoring the volume and pricing of imports within its product range. Trade remedy action will be taken against unfairly traded imports.

ORGANIZATIONAL CHANGES

Glen Manchester is appointed Vice President Finance and Chief Financial Officer effective May 1, 2003. Keith McKay, who has been filling the role of Vice President and Chief Financial Officer, will be leaving the Company effective May 9, 2003.

OUTLOOK

Increased steel production in North America, combined with continuing high import levels, has resulted in excess inventories and has exerted downward pressure on spot prices. This, in conjunction with weaker automotive market conditions, is expected to result in a difficult second quarter.

Denis Turcotte President and Chief Executive Officer	Benjamin Duster Chairman of the Board

Sault Ste. Marie, Ontario
April 30, 2003

Algoma Steel Inc.
Consolidated Statements of Income (Loss) and Retained Earnings (Deficit) (Unaudited)
(millions of Canadian dollars - except per share amounts)

	Three months	Two months	One month
	ended	ended	ended
	March 31	March 31	January 31
	2003	2002	2002
			Pre-reorganization
			(Notes 1,2)
Sales	$298.8	$158.3	$83.6
Operating expenses
Cost of sales	265.2	140.2	85.2
Administrative and selling	11.8	5.5	3.1
Depreciation and amortization	14.5	9.6	5.8
	291.5	155.3	94.1
Income (loss) from operations	7.3	3.0	(10.5)
Financial expense (income)
Interest on long-term debt (note 4)	5.3	3.8	-
Foreign exchange loss (gain)	(13.6)	0.9	(2.3)
Other interest	2.5	2.3	7.6
	(5.8)	7.0	5.3
Income (loss) before the following	13.1	(4.0)	(15.8)
Loss on disposal of joint venture interest (note 7)	-	-	(6.8)
Reorganization expenses	-	-	(3.3)
Income (loss) before income taxes	13.1	(4.0)	(25.9)
Provision for income taxes - current (note 9)	0.6	0.4	0.2
Net income (loss)	$12.5	$(4.4)	$(26.1)

Net income (loss) per common share (note 6)
Basic	$0.52	$(0.23)	$(0.49)
Diluted	$0.41	$(0.23)	$(0.49)

Weighted average number of common shares
outstanding - millions (note 6)
Basic	23.91	19.19	53.65
Diluted	30.10	30.00	53.65

Retained earnings (deficit)
Balance, beginning of period	$41.9	$-	$(264.6)
Net income (loss)	12.5	(4.4)	(26.1)
Accretion of equity component of convertible debt	(0.2)	(0.1)	-
Fresh start adjustment (note 1)	-	-	290.7
Balance, end of period	$54.2	$(4.5)	$-

SUPPLEMENTAL NON-FINANCIAL INFORMATION
Operations (thousands of net tons)
Raw steel production	645	405	186
Steel shipments	565	350	194

See accompanying notes.

Algoma Steel Inc.
Consolidated Balance Sheets (Unaudited)
(millions of Canadian dollars)

	March 31	December 31
	2003	2002
Current assets
Accounts receivable	$169.3	$154.3
Inventories	237.7	271.4
Prepaid expenses	27.3	19.0
	434.3	444.7

Capital assets, net	674.9	684.8
Deferred charges	1.7	2.3

Total assets	$1,110.9	$1,131.8

Current liabilities
Bank indebtedness (note 3)	$73.0	$98.8
Accounts payable and accrued liabilities	83.8	77.1
Accrued interest on long-term debt (note 4(a))	23.7	20.0
Income and other taxes payable	6.9	4.7
Accrued pension liability and post-employment benefit obligation	28.7	28.7
Current portion of term loan (note 3)	19.0	29.0
	235.1	258.3

Long-term debt (note 4)	186.8	200.6
Accrued pension liability and post-employment benefit obligation	312.4	311.2
Other long-term liabilities	19.2	16.8
	518.4	528.6
Shareholders' equity
Capital stock (notes 5 & 6)	214.2	214.1
Convertible long-term debt (note 4)	19.4	19.3
Shareholders' surplus on reorganization (note 1)	69.6	69.6
Retained earnings	54.2	41.9
	357.4	344.9

Total liabilities and shareholders' equity	$1,110.9	$1,131.8

See accompanying notes.

Algoma Steel Inc.
Consolidated Statements of Cash Flows (Unaudited)
(millions of Canadian dollars)

	Three months	Two months	One month
	ended	ended	ended
	March 31	March 31	January 31
	2003	2002	2002
			Pre-reorganization
			(Notes 1,2)
Cash provided by (used in)
Operating activities
Net income (loss)	$12.5	$(4.4)	$(26.1)
Adjust for items not affecting cash:
Depreciation and amortization	14.5	9.6	5.8
Exchange loss (gain) on long-term debt	(14.0)	0.9	(1.9)
Loss on disposal of joint venture interest (note 7)	-	-	6.8
Other	6.0	3.6	(2.6)
	19.0	9.7	(18.0)
Changes in operating working capital	23.0	(16.3)	49.0
	42.0	(6.6)	31.0

Investing activities
Capital asset expenditures	(6.2)	(1.9)	(1.3)

Financing activities
Proceeds (repayment) of term loan (note 3)	(10.0)	-	50.0
Increase (decrease) in bank indebtedness	(25.8)	8.5	(79.7)
	(35.8)	8.5	(29.7)

Cash
Change during the period	-	-	-
Balance, beginning of period	-	-	-
Balance, end of period	$-	$-	$-

See accompanying notes.

Algoma Steel Inc.
Notes to Interim Consolidated Financial Statements (Unaudited)
(millions of Canadian dollars)

1.          Financial reorganization

As a result of a financial reorganization on January 29, 2002, the Corporation's assets and liabilities were comprehensively revalued using the principles of fresh start accounting as required under Canadian generally accepted accounting principles ("GAAP"). For accounting purposes the Corporation has used an effective date of January 31, 2002. Under fresh start accounting, all assets and liabilities were revalued at estimated fair values. In order to establish the fresh start balance sheet, an equity value of $300 million was calculated based on the net present value of estimated future free cash flows reduced by bank indebtedness, long-term debt and pension and post-employment obligations. The Corporation's previous Board of Directors passed a resolution setting the stated capital of the new common shares issued under the reorganization at $10 per share based upon the calculated equity value. The book values of the assets and liabilities at January 31, 2002 approximated their fair values, with the exception of capital assets and the pension and post-employment benefit obligations. The fair values of the pension and post-employment obligations were determined by an independent actuary. The fair value of the capital assets was calculated as the excess of the equity value and liabilities over the fair value of the remaining assets. The revaluation adjustment of $441.4 million and the $290.7 million deficit were classified as shareholders' surplus on reorganization, resulting in a net increase of $150.7 million.

2.           Basis of presentation and accounting policies

The unaudited interim consolidated financial statements ("interim financial statements") have been prepared in accordance with Canadian GAAP on a basis consistent with the accounting policies disclosed in the fiscal 2002 Annual Report. Effective January 1, 2002, the Corporation retroactively adopted the new recommendations of the Canadian Institute of Chartered Accountants ("CICA") with respect to foreign currency translation. The new recommendations eliminated the deferral and amortization of unrealized translation gains and losses on foreign currency denominated long-term monetary assets and liabilities and require separate disclosure of exchange gains and losses included in the determination of net income. Effective January 1, 2002, the Corporation also adopted the recommendations of the CICA relating to stock-based compensation and other stock-based payments. The new recommendations are generally applicable only to awards granted after the date of adoption. The adoption of these new recommendations did not have a material impact on the interim financial statements.

Management is required to make estimates and assumptions that affect the amounts reported in the interim financial statements. Management believes that the estimates are reasonable, however, actual results could differ from these estimates. The interim financial statements do not conform in all respects to the requirements of Canadian GAAP for annual consolidated financial statements. The interim financial statements have been prepared on a "going concern" basis that assumes the Corporation will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. These interim financial statements do not reflect any adjustments that would be necessary if the "going concern" assumption was not appropriate. The Corporation is dependent upon a strong North American steel market, improving financial results and the refinancing of its banking facilities in December 2003. The outcome of these matters is not determinable at this time.

Comparative financial information for the month of January 2002 is required under securities legislation and may be of limited interest to readers of these interim financial statements. In reviewing the comparative information readers are reminded that the information does not reflect the effects of the financial reorganization or the application of fresh start accounting.

Certain items in the December 31, 2002 consolidated balance sheet have been reclassified to conform to the presentation adopted in the current period.

3.          Banking facilities

On January 29, 2002, the Corporation entered into an Amended and Restated Loan Agreement ("Agreement"). The Agreement expires on December 30, 2003 and provides the Corporation with a revolving credit facility ("Revolving Facility") and a term loan ("Term Facility"). Effective December 1, 2002, certain amendments were made to the Agreement affecting pricing and availability ("Amendments"). The Revolving Facility provided financing equal to the lesser of $180 million and a borrowing base determined by the levels of the Corporation's accounts receivable, inventories and a loan guarantee provided by the Government of Canada ("Loan Guarantee"), less certain reserves. Under the Amendments, the calculation of the borrowing base was changed by deleting the Loan Guarantee from the calculation and reducing the amount of the reserves with the size of the reserves fluctuating with the financial performance of the Corporation. At March 31, 2003 there was $58 million of unused excess availability under the Revolving Facility after taking into account $23 million of outstanding letters of credit (December 31, 2002 - $68 million of availability with $26 million of letters of credit). The Revolving Facility matures on December 30, 2003 and is collateralized by a first charge on accounts receivable and inventories and a second charge on the Loan Guarantee. Prior to December 1, 2002, borrowings were in either Canadian or United States (U.S) funds at 4.5% over either the Canadian or U.S. prime bank rate or, at the Corporation's option, at 5.5% over bankers' acceptance rate or London interbank offering rate (LIBOR) for U.S. dollar loans. Under the Amendments the borrowing rate fluctuates between 1.75% and 2.5% over prime depending on the Corporation's financial performance.

The amount owing on the Term Facility at March 31, 2003 is $19 million and is repayable in $10 million quarterly installments on June 30, 2003 and September 30, 2003. During the first quarter $10 million of the Term Facility was repaid. Amounts repaid under the Term Facility cannot be reborrowed. Prior to December 1, 2002, borrowings were in Canadian funds at 4.5% over the Canadian prime bank rate or, at the Corporation's option, at 5.5% over bankers' acceptance rate loans. Under the Amendments the borrowing rate fluctuates between 1.75% and 2.5% over prime depending on the Corporation's financial performance. The Term Facility is collateralized by a first charge on capital assets and the Loan Guarantee and a second charge on accounts receivable and inventories.

4.          Long-term debt

	March 31	December 31
	2003	2002
Secured 11% Notes maturing December 31, 2009
principal value U.S. $125 million (a)	$183.5	$197.2
Secured 1% convertible Notes maturing December 31, 2030
principal value U.S. $38.6 million (b)	3.3	3.4
	186.8	200.6
Less: current portion	-	-
	$186.8	$200.6

(a) The 11% Notes are redeemable after 2005 at a declining premium ranging from 105.5% of principal in 2006 to 101.4% in 2008. Mandatory redemptions of U.S. $12.5 million per year are required commencing December 31, 2007 with the balance payable at maturity. Interest for 2002 and the first half of 2003 will accrue and be paid on December 31, 2003. Interest for the second half of 2003 will accrue and be paid on June 30, 2004. After 2003, interest will be paid semi-annually on June 30 and December 31 of each year. Notwithstanding the foregoing, no interest will be paid unless and until the banking facilities described in note 3 are repaid or refinanced. The 11% Notes are collateralized by a first charge on capital assets, subject to collateral on the Term Facility (note 3), and a second charge on other assets.

(b) The collateral and interest accrual and payment terms are the same as for the 11% Notes. The 1% Notes are convertible into common shares at the holder's option at a conversion price per share of $10 ("Conversion Price"). After December 31, 2002, the Corporation may convert all or any part of the principal amount at the Conversion Price if the average trading price of the common shares exceeds 125% of the Conversion Price for 30 consecutive trading days, or at any time after December 31, 2009. For conversion purposes the exchange rate to be used is U.S. $1.00 = CDN $1.60. As required by Canadian GAAP, the 1% Notes are separated into debt and equity components in the consolidated balance sheets. The present value of the interest payments up to and including 2009 are presented as debt. The present value of the principal payment in 2030 and interest for the period 2010 through 2030 plus the value ascribed to the holder conversion option are presented as equity. All present value amounts were determined using an 11% discount rate.

5.          Share capital

Authorized - Unlimited common shares

The following table summarizes the share capital transactions since January 31, 2002 in millions of shares and dollars:

				Common Shares
	Stock Options		To Be Issued		Issued and Outstanding
		Ascribed		Stated		Stated
	# Options	Value	# Shares	Capital	# Shares	Capital

Balance at January 31, 2002	4.0	$40.0	16.0	$ 160.0	-	$-
Issued pursuant to Plan of Arrangement to:
First Mortgage Note holders			(15.0)	(150.0)	15.0	150.0
Unsecured creditors			(1.0)	(10.0)	1.0	10.0
Stock options exercised by employees	(4.0)	(40.0)			4.0	40.0
Conversion of long-term debt					3.8	13.7
Shares issued as employee compensation					-	0.2
Directors' Share Award Plan			-	0.1	-	0.1
Balance at December 31, 2002	-	$-	-	$0.1	23.8	$214.0
Directors' Share Award Plan (note 8)	-	-	-	-	0.1	0.1
Balance at March 31, 2003	-	$-	-	$0.1	23.9	$ 214.1

6.          Earnings per share

Basic net income (loss) per common share is calculated by adjusting reported net income (loss) by the net charge to retained earnings related to the accretion of the equity component of the 1% convertible Notes. Diluted net income (loss) per common share assumes the dilutive effect of the conversion of the 1% convertible Notes as of February 1, 2002 at the Conversion Price (note 4).

	Three months	Two months
	ended	ended
	March 31	March 31
	2003	2002
Basic
Net income (loss)	$12.5	$(4.4)
Convertible long-term debt - net charge to retained earnings	(0.2)	(0.1)
Net income (loss) attributable to common shareholders	$12.3	$(4.5)
Diluted
Net income (loss)	$12.5	$(4.4)
Convertible long-term debt - net charge to income	(0.2)	0.1
Net income (loss) attributable to common shareholders	$12.3	$(4.3)

Basic weighted average number of common shares outstanding	23.91	19.19
Common shares issued on the assumed conversion of convertible
long-term debt and exercising of employee stock options	6.19	10.81
Diluted weighted average number of common shares outstanding	30.10	30.00

In calculating the basic weighted average number of common shares outstanding, the 16 million common shares issued to the holders of the First Mortgage Notes and the unsecured creditors were assumed to have been issued on February 1, 2002, and the 4 million shares issued to employees were included as of February 12, 2002.

7.          Disposition of joint venture interest

In January 2002, the Corporation's wholly-owned U.S. subsidiary, Cannelton Iron Ore Company ("CIOC"), completed an agreement with Cleveland-Cliffs Inc. ("Cliffs") to transfer CIOC's 45% interest in the Tilden Mining Company L.C. ("Tilden") in exchange for the assumption by Cliffs of CIOC's share of Tilden's liabilities and no cash consideration. As part of this arrangement, the Corporation has entered into an exclusive 15-year supply agreement with Cliffs for a minimum annual supply of 2.5 million tons of iron ore at market prices. If the Corporation defaults under the supply agreement prior to December 31, 2008, then 50% of the liabilities assumed by Cliffs will revert back to CIOC and the Corporation. These assumed liabilities may include contingent obligations, such as environmental costs, that are not reflected in Tilden's financial statements.

8.          Stock-based compensation plan

In May 2002, the shareholders of the Corporation approved a Share Award Plan (the "Plan") for members of the Board of Directors that permits the Corporation, at its option, to award common shares to eligible Directors as a portion of their compensation. Any shares granted under the Plan are issued quarterly. The Corporation accrues for this compensation based on the fair market value of the shares granted. During the first quarter, 15,328 shares were awarded with an average fair market value of $3.34 per share.

9.          Income taxes

The Corporation's effective income tax rate differs from its statutory manufacturing and processing rate of 33% as a result of recognizing the benefit of previously unrecorded future income tax assets such as tax loss carryforwards. The Corporation's income tax loss carryforwards were reduced by approximately $180 million under the financial reorganization as a result of debts being discharged for less than their principal amount. Federal and Ontario non-capital loss carryforwards at March 31, 2003 are estimated to be $77 million and $196 million, respectively, the benefit of which has not been recognized in the financial statements. The Corporation's estimate of non-capital loss carryforwards has not been reviewed by the Canada Customs and Revenue Agency and may be subject to change. The benefit of the non-capital losses is being recorded in the period in which the losses are applied to reduce taxable income.

CORPORATE AND INVESTOR INFORMATION

Corporate Head Office
Algoma Steel Inc.
105 West Street
Sault Ste. Marie, Ontario
P6A 7B4
Tel: 705-945-2351
Fax: 705-945-2203
	Internet Address:	www.algoma.com
	E-mail Address:	alglib@soonet.ca

Trustee, Paying Agent and Registrar
Share Transfer Agent			for 11% and 1% Notes
Computershare Trust Company of Canada			Wilmington Trust Company
Shareholders Services			Rodney Square North
100 University Avenue, 9th Floor			1100 North Market Street
Toronto, Ontario			Wilmington, Delaware
M5J 2Y1			19890
Tel: 416-981-9500			Tel: 302-636-6023
Fax: 416-981-9800			Fax: 302-636-4143